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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IDM PHARMA, INC.
(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED
TAKEDA AMERICA HOLDINGS, INC.
JADE SUBSIDIARY CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01
(Title of Class of Securities)

449394105
(CUSIP Number of Class of Securities)

Laurie B. Keating
Takeda America Holdings, Inc.
40 Landsdowne Street
Cambridge, MA 02139
(617) 679-7000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

David E. Redlick
Graham Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$79,289,850.00	$4,425.00
*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation was calculated by multiplying (a) the the closing cash payment of $2.64 per share by (b) the number of shares of common stock, par value $0.01 per share ("Shares"), of IDM Pharma, Inc. ("IDM") outstanding on a fully diluted basis as of May 17, 2009 as represented by IDM in the Agreement and Plan of Merger, dated as of May 18, 2009, among Takeda America Holdings, Inc. ("Takeda America"), Jade Subsidiary Corporation (the "Offeror") and IDM, consisting of (x) 25,278,599 Shares issued and outstanding, (y) 1,378,023 Shares issuable upon exercise of outstanding options and (z) 3,377,412 Shares issuable upon exercise of outstanding warrants.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Jade Subsidiary Corporation ("Offeror"), a Delaware corporation and wholly owned subsidiary of Takeda America Holdings, Inc. ("Takeda America"), which is a New York corporation and wholly owned subsidiary of Takeda Pharmaceutical Company Limited ("TPC"), a corporation organized under the laws of Japan. This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of IDM Pharma, Inc., a Delaware corporation ("IDM"), at a price of $2.64 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of May 18, 2009, among Takeda America, the Offeror and IDM (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

        (a)    The subject company and issuer of the securities subject to the Offer is IDM Pharma, Inc., a Delaware corporation. Its principal executive office is located at 9 Parker, Suite 100, Irvine, CA 92618 and its telephone number at that location is (949) 470-4751.

        (b)    This Schedule TO relates to the Offer by the Offeror to purchase all outstanding Shares for the Offer Price upon the terms and subject to the conditions set forth in the Offer to Purchase. Based on information received from IDM, as of May 18, 2009, there were 25,278,599 Shares issued and outstanding. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated in this Schedule TO by reference.

        (c)    The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c)    The information set forth in the section of the Offer to Purchase entitled "Information Concerning TPC, Takeda America and Offeror" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time; NASDAQ Listing; Exchange Act Registration; Margin Regulations," "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal

Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi)    Not applicable.

        (a)(2)(i)-(v) and (vii)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Material U.S. Federal Income Tax Consequences," "Background of the Offer and the Merger; Past Contacts or Negotiations Between TPC, Takeda America and IDM" and "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM" is incorporated in this Schedule TO by reference.

        (a)(2)(vi)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Offer to Purchase entitled "Information Concerning TPC, Takeda America and Offeror," "Background of the Offer and the Merger; Past Contacts or Negotiations Between TPC, Takeda America and IDM" and "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3-7)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Price Range of the Shares; Dividends," "Background of the Offer and the Merger; Past Contacts or Negotiations Between TPC, Takeda America and IDM," "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b)    The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

        (d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b)    The information set forth in the Introduction, in the sections of the Offer to Purchase entitled "Information Concerning TPC, Takeda America and Offeror," "Background of the Offer and the Merger; Past Contacts or Negotiations Between TPC, Takeda America and IDM" and "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements.

        (a), (b)    Not applicable.

Item 11.    Additional Information.

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Information Concerning TPC, Takeda America and Offeror," "Background of the Offer and the Merger; Past Contacts or Negotiations Between TPC, Takeda America and IDM" and "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM" is incorporated in this Schedule TO by reference.

        (a)(2), (a)(3)    The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders' Agreement; 'Going Private' Transactions; Plans for IDM," "Conditions of the Offer" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4)    The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares Following the Acceptance Time; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5)    The information set forth in the section of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (b)    The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated in this Schedule TO by reference, is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase, dated May 26, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from The Altman Group to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)
Press Release jointly issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc. on May 18, 2009, announcing the execution of the Agreement and Plan of Merger among Takeda America, Offeror and IDM (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Takeda America on May 18, 2009).
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on May 26, 2009.
(a)(5)(C)	Press Release issued by Takeda Pharmaceutical Company Limited, dated May 26, 2009, announcing the commencement of the Offer.
(a)(5)(D)	Notice dated May 26, 2009 from IDM to Holders of Stock Options under the IDM 1989 and 2000 Stock Option Plans.
(a)(5)(E)	Complaint filed on May 22, 2009 in the Superior Court of the State of California, Orange County.
(d)(1)
Agreement and Plan of Merger, dated as of May 18, 2009, among Takeda America, Offeror and IDM (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).
(d)(2)	Confidentiality Agreement, dated as of December 8, 2006, between Millennium Pharmaceuticals, Inc. and IDM Pharma, Inc.
(d)(3)
Stockholders' Agreement, dated as of May 18, 2009, entered into between Takeda America and each of Micro Cap Partners, L.P., Palo Alto Fund II, L.P., Palo Alto Healthcare Master Fund, L.P., Palo Alto Healthcare Master Fund II, L.P., Palo Alto Small Cap Master Fund, L.P., UBTI Free, L.P., Medarex, Inc., Timothy P. Walbert, John P. McKearn, Robert J. De Vaere, Jeffrey W. Sherman, Timothy C. Melkus, Michael G. Grey, Robert Beck and Gregory J. Tibbitts (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2009	JADE SUBSIDIARY CORPORATION
	By:	/s/ LAURIE B. KEATING
	Name:	Laurie B. Keating
	Title:	President
TAKEDA AMERICA HOLDINGS, INC.
	By:	/s/ IWAAKI TANIGUCHI
	Name:	Iwaaki Taniguchi
	Title:	President
TAKEDA PHARMACEUTICAL COMPANY LIMITED
	By:	/s/ YASUCHIKA HASEGAWA
	Name:	Yasuchika Hasegawa
	Title:	President

 EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated May 26, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from The Altman Group to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)
Press Release jointly issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc. on May 18, 2009, announcing the execution of the Agreement and Plan of Merger among Takeda America, Offeror and IDM (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Takeda America on May 18, 2009).
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on May 26, 2009.
(a)(5)(C)	Press Release issued by Takeda Pharmaceutical Company Limited, dated May 26, 2009, announcing the commencement of the Offer.
(a)(5)(D)	Notice dated May 26, 2009 from IDM to Holders of Stock Options under the IDM 1989 and 2000 Stock Option Plans.
(a)(5)(E)	Complaint filed on May 22, 2009 in the Superior Court of the State of California, Orange County.
(d)(1)
Agreement and Plan of Merger, dated as of May 18, 2009, among Takeda America, Offeror and IDM (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).
(d)(2)	Confidentiality Agreement, dated as of December 8, 2006, between Millennium Pharmaceuticals, Inc. and IDM Pharma, Inc.
(d)(3)
Stockholders' Agreement, dated as of May 18, 2009, entered into between Takeda America and each of Micro Cap Partners, L.P., Palo Alto Fund II, L.P., Palo Alto Healthcare Master Fund, L.P., Palo Alto Healthcare Master Fund II, L.P., Palo Alto Small Cap Master Fund, L.P., UBTI Free, L.P., Medarex, Inc., Timothy P. Walbert, John P. McKearn, Robert J. De Vaere, Jeffrey W. Sherman, Timothy C. Melkus, Michael G. Grey, Robert Beck and Gregory J. Tibbitts (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX